UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

SIZMEK INC.

(Name of Subject Company (Issuer))

SOLOMON MERGER SUBSIDIARY, INC.

SOLOMON HOLDING, LLC

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL IV INTERNATIONAL, L.P.

VECTOR ENTREPRENEUR FUND III, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

Alex Beregovsky

Solomon Holding, LLC

c/o Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94104

(415) 293-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$121,610,311	$12,247

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 29,140,035 shares of voting common stock, par value $0.001 per share, at an offer price of $3.90 per share. The transaction value also includes 2,042,096 shares issuable upon settlement of time or performance based restricted stock units multiplied by the offer price of $3.90 per share. The calculation assumes that the 560,056 outstanding stock options will be cancelled without payment to the holders because the exercise price with respect to such stock options exceeds the offer price. The calculation of the filing fee is based on information provided by Sizmek Inc. as of August 3, 2016.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $12,247	Filing Party: Solomon Merger Subsidiary, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Solomon Holding, LLC, a Delaware limited liability company (“Parent”), (ii) Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), Ltd., a Cayman Islands limited liability exempted company, an affiliate of each of Parent and Purchaser (“Holdings”), (iv) Vector Capital IV, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC IV”), (v) Vector Capital IV International, L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Vector International”) and (vi) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VEF III”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sizmek Inc., a Delaware corporation (the “Company”), at a price of $3.90 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 29, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and Item 11.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day September 26, 2016. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 17,166,475 Shares had been validly tendered into and not withdrawn from the Offer (not including 110,369 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 58.89% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares that were converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the Nasdaq and deregistered under the Exchange Act.

The full text of the press release issued on September 27, 2016, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

The disclosure set forth in the Offer to Purchase under Section 16 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by replacing the sixth paragraph of the subsection titled “Stockholder Litigation” with the following paragraph:

On September 26, 2016, the County Court for Dallas County, Texas, Judge K. Tapscott presiding dismissed the MSS 12-09 Trust and Deltac amended complaints without prejudice in accordance with the Company’s forum selection provision that requires that all such actions be filed in Delaware Chancery Court. A pending motion for preliminary injunction was denied as moot following the dismissal of the amended complaints.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by the Company, VC IV, Vector International and VEF III on September 27, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLOMON MERGER SUBSIDIARY, INC.

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	September 27, 2016

SOLOMON HOLDING, LLC

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	September 27, 2016

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 27, 2016

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 27, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 27, 2016

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 27, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 27, 2016

VECTOR ENTREPRENEUR FUND III, L.P.

By	Vector Capital Partners III, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 27, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 27, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2016.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by the Company on August 3, 2016 (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(a)(1)(G)	Summary Advertisement as published in the New York Times on August 29, 2016.*

(a)(1)(H)	Joint Press Release issued by the Company, Holdings, VC IV, Vector International and VEF III on August 29, 2016.*

(a)(1)(I)	Joint Press Release issued by the Company, VC IV, Vector International and VEF III on September 27, 2016.

(a)(5)(A)	Class Action Complaint dated August 11, 2016 (MSS 12-09 Trust v. Sizmek Inc., et al).*

(a)(5)(B)	Class Action Complaint dated August 24, 2016 (William Deltac v. Sizmek Inc., et al).*

(a)(5)(C)	Class Action Complaint dated September 2, 2016 (Steven Penza v. John R. Harris, et al., (Sizmek Inc.), Case No. 12718-VCMR).*

(a)(5)(D)	Class Action Complaint dated September 7, 2016 (Joel Ellis v. Sizmek Inc., et al., Case No. 12726-VCMR).*

(a)(5)(E)	Class Action Complaint dated September 15, 2016 (Joseph Burns v. John R. Harris, et al., (Sizmek Inc.) Case No. 1:16-cv-01073).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Amendment No. 1 to Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on August 9, 2016).*

(d)(2)	Confidentiality Agreement, dated March 23, 2016, between the Company and Vector Capital Management, L.P.*

(d)(3)	Limited Guarantee, dated as of August 3, 2016, by VC IV in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(d)(4)	Equity Commitment Letter, dated as of August 3, 2016, from VC IV to Parent.*

(d)(5)	Tender and Voting Agreement, dated as of August 3, 2016, by and among the Company, Parent, Purchaser and Moon Doggie Family Partnership L.P. (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

Exhibit No.	Description

(d)(6)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Scott K. Ginsburg (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(d)(7)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Neil H. Nguyen (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).*

(g)	None.

(h)	None.

*	Previously filed.